Höganäs AB

Interim Report January - March 2003


03022205

2003



Höganäs AB (publ)
Interim Report January-March 2003

Highlights

• **Acquisition of SCM Metal Products, Inc.**		
• Net sales	MSEK 983	+18%
• Income before tax	MSEK 131	+7%
• Operating margin	14.2%	(16.2)
• Equity/assets ratio	38%	(41)
• Earnings per share	2.70	(2.50)

Market situation
Höganäs' turnover increased by MSEK 151 to MSEK 983 (832) during the first quarter of 2003. The acquisition of SCM Metal Products, Inc. (see below) boosted turnover by MSEK 182. The rate of exchange of the Swedish krona was 11% higher compared to the previous year. Sales volumes increased on the North American market primarily due to higher market shares. There was also a substantial increase in volume on Other Asia (i.e. except Japan).

The volume of sales (excluding semis) rose during the period by 9% (+16% including acquisition) compared to 2002. Volumes were up by 4% in Europe and by 5% in Japan. The increase on Other Asia was 18%.Other Markets were up close to 13%.

Press powders recorded an increase in volume of 11%. The rise amounted to 6% in Europe, 5% on the Japanese market and 18% on Other Asia. This included increases of 25% in Taiwan and 27% in China. Other Markets were up by 16%.

The volume of other iron powders increased by 3%. Volumes were down by 2% in Europe, but up by 15% on Other Asia and 4% on Other Markets.

With the acquisition of SCM, volumes of both Coldstream and SCM products are aggregated. Sales volume rose by 240% (the increase for Coldstream powders was 7%). Further particulars are given in the table at the top of the page opposite.

Acquisition
Höganäs acquired SCM Metal Products, Inc., USA, a manufacturer of specialty iron and metal powders, during the first quarter of the year. SCM's turnover in 2002 amounted to about MUSD 80, and the company has about 200 employees. The purchase price was MUSD 65 (approx. MSEK 550). The purchase was backdated to January 1, 2003, and is expected to yield a positive contribution to Höganäs' earnings for the current year.

Financial position
Operating income amounted to MSEK 140 (135). This figure includes an allocation of MSEK 9 to Höganäs' Pension Fund under the heading items affecting comparabilities. The operating income excluding items affecting comparabilities became MSEK 149 (135).

Other operating income and expenses show the Group's total exchange results, which became MSEK +32 (–4). This includes the outcome from forward contracts amounting to MSEK +34 (0). Not considering forward contracts the stronger krona during 2003 has negatively affected the operating income by approx. MSEK 25 compared to 2002.

The operating margin for the period was 14.2% (16.2). If items affecting comparabilities are excluded, the margin was 15.2% (16.2).

The net result of the Group's financial income and expenses was MSEK –9 (–12). The cash flow for the year before investments amounted to MSEK 97 (107).

Income before taxes amounted to MSEK 131 (123), an increase of MSEK 8.

The equity-assets ratio was 38% (41).

Investments
Investments in fixed assets by the Group totalled MSEK 64 (84) including MSEK 35 in Sweden and MSEK 16 in Brazil; the latter referred to completion of a powder annealing line and custom mixing station.

Finances
The Group's net debt increased by MSEK 584 this year, amounting to MSEK 1 905 at the end of the first quarter. Its debt-equity ratio was 0.99.

Parent Company
Invoicing by the Parent Company during the period amounted to MSEK 498 (541), including MSEK 224 invoiced to Group companies. Income after financial income and expenses was MSEK 129 (145). Cash & Bank at March 31, 2003 totalled MSEK 40 (35), not counting unutilized overdraft facilities. Investments amounted to MSEK 35 (26).

Buy back of own shares
As a result of the acquisition of SCM Metal Products, Inc., USA, the Board of Höganäs AB had decided not to proceed with its previously announced intention to propose a further buy back of Höganäs shares at the Annual General Meeting in May 2003.

Outlook
The forecast previously given for the whole of 2003 still stands, viz. that income before taxes is expected to be higher than in 2002.

Höganäs, April 14, 2003



Claes Lindqvist
President and Chief Executive Officer

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder[3]			Coldstream/SCM Products [4]		
	Q1	Q1[1]	12months[2]	Q1	Q[1]	12months[2]	Q1	Q1[1]	12months[2]
Europe	26400	+ 6%	+ 4%	7000	- 2%	- 3%	1730	+ 22%	+ 14%
Japan	8100	+ 5%	+10%	1600	0%	- 24%	170	+ 109%	+ 43%
Asia (excl. Japan)	14000	+ 18%	+ 30%	3700	+ 15%	+ 6%	1210	+ 211%	+ 76%
Others	14600	+ 16%	+ 29%	5500	+ 4%	+ 10%	4420	+1322%	+354%
Totally	**63100**	**+ 11%**	**+ 15%**	**17800**	**+ 3%**	**- 1%**	**7530**	**+ 242%**	**+ 77%**

[1] %-change compared with corresponding quarter previous year [2] %-change rolling 12-months [3] excl. semi finished powders
[4] As from January 1, 2003, SCM is included

Consolidated income statements, MSEK

	Jan - March 2003	Jan - March 2002	Rolling 12-months	Year 2002
Net sales	**983**	832	3,400	3,249
Cost of sales	- 741	- 577	- 2,456	- 2,292
Gross profit	**242**	**255**	**944**	**957**
Selling expenses	- 50	- 47	- 188	- 185
Administrative expenses	- 40	- 37	- 147	- 144
R&D expenses	- 35	- 32	- 136	- 133
Items affecting comparabilities	- 9	-	- 34	- 25
Other income	35	10	75	50
Other expenses	- 3	- 14	- 4	- 15
Operating income	**140**	**135**	**510**	**505**
Financial income	7	8	32	33
Financial expenses	- 16	- 20	- 77	- 81
Income before tax	**131**	**123**	**465**	**457**
Taxes	- 40	- 36	- 144	- 140
Minority share	-	-	-	-
Net income	**91**	**87**	**321**	**317**
Operating margin,%	**14.2**	16.2	15.0	15.5
Earnings per share, SEK (after actual tax)	**2.70**	2.50	9.40	9.20

This interim report has not been subjected to scrutiny by company's auditors.

Consolidated balance sheets, MSEK

	31 March 2003	31 Dec 2002	31 March 2002
Intangible assets .	**238**	170	198
Tangible assets	**2,906**	2,660	2,772
Financial assets	**91**	83	93
Inventory	**783**	631	650
Short-term receivables	**871**	584	647
Cash and bank	**121**	77	81
Total assets	**5,010**	**4,205**	**4,441**
Shareholders' equity	**1,914**	1,827	1,823
Minority interests	**2**	2	5
Interest-bearing liabilities	**2,026**	1,434	1,726
Non interest-bearing liabilities	**1,068**	942	887
Total shareholders' equity and liabilities	**5,010**	**4,205**	**4,441**
Equity/assets ratio	**38%**	44%	41%

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2003:

- Interim report for first six months on 11 July
- Interim report for first nine months on 13 October

The Annual General Meeting will be held on 8 May.


Net sales, MSEK
3500
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002
April 2002
March 2003


Income before taxes, MSEK
700
600
500
400
300
200
100
0
1999
2000*
2001
2002
April 2002
March 2003
* Excl. sales of HC-shares

Consolidated Quarterly data MSEK	Jan - March		Oct - Dec		July - Sept		April - June	
	2003	2002	2002	2001	2002	2001	2002	2001
Net sales	**983**	832	754	779	791	805	872	851
Operating expenses	**- 759**	- 635	- 592	- 648	- 602	- 643	- 656	- 668
Items affecting comparabilities	**- 9**	-	2	- 117	- 27	-	-	-
Depreciation	**- 75**	- 62	- 53	- 49	- 58	- 53	- 61	- 53
Operating income	**140**	135	111	- 35	104	109	155	130
Income before tax	**131**	123	102	- 37	90	97	142	117
Net income	**91**	87	70	- 26	63	70	97	83
Operating margin, %	**14.2**	16.2	14.7	- 4.5	13.1	13.5	17.8	15.3
Operating margin, % excl. items affecting comparabilities	**15.2**	16.2	14.5	10.5	16.6	13.5	17.8	15.3
Key indicators								
Earnings per share, SEK	**2.70**	2.50	2.00	- 0.80	1.90	2.00	2.80	2.40
Equity, SEK/share	**55.90**	52.80	53.40	50.50	52.60	51.50	50.60	49.60
Number of shares, 1000's	**34,217**	34,502	34,217	34,502	34,502	34,527	34,502	34,527
Number of shares, average 1000's	**34,217**	34,502	34,360	34,515	34,502	34,527	34,502	34,527

Consolidated Cash Flow analysis, MSEK	2003 Jan - March	2002 Jan - March
Cash flow before change in working capital	**208**	245
Change in working capital	**- 111**	- 138
Acquisitions	**- 560**	-
Disposals	-	-
Net investments	**- 64**	- 84
Change in long-term receivables, provisions and liabilities	**- 21**	- 6
Cash flow after investments	**- 548**	17
Buy back of own shares	-	-
Dividend	-	-
Change in financing	**593**	- 13
Cash flow for the period	**45**	4
Liquid funds, opening balance	77	78
Exchange rate difference in liquid funds	- 1	- 1
Liquid funds, closing balance	121	81

Changes in shareholders' equity, MSEK	2003 Jan - March	2002 Jan - March
Balance brought forward	**1,827**	1,744
Net income	**91**	87
Buy back of own shares	-	-
Dividend	-	-
Translation difference	**- 4**	- 8
Balance carried forward	**1,914**	1,823
Return on shareholders' equity (rolling 12-months)	**17.2%**	11.9%
Debt/equity ratio	**0.99**	0.90


Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 · Fax +46 42 33 83 60
www.hoganas.com